UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

21 October 2005

To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Securities Exchange SA
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of Persons Discharging Managerial Responsibilities and Connected Persons

(Listing Rules & Disclosure Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority and the Group's Securities Dealing Code.

We (the entities) advise the following information under the UK Listing Authority Disclosure Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group's Securities Dealing Code.
Name of person discharging managerial responsibilities	Mr R W Kirkby
Date of last notice	4 October 2005
Date issuer informed of transaction	18 October 2005
Date and place of transaction	18 October 2005 on the Australian Stock Exchange

Part 1 - Change of relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the person discharging managerial responsibilities.
Direct or indirect interest	Direct
Nature of indirect interest (including registered holder and the identity of a Connected Person if applicable)	-
No. of securities held prior to change	100,124
Class	Ordinary shares in BHP Billiton Limited
Number acquired	20,085 (following exercise of 18,736 Medium Term Incentive Performance Rights over 20,085 ordinary shares of BHP Billiton Limited).
Number disposed	-
Value/Consideration	Nil
No. of securities held after change	120,209
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Medium Term Incentive Performance Rights
Any additional information

Mr Kirkby also has an indirect interest in 375,530 ordinary shares in BHP Billiton Limited. The registered holders are UBS Private Clients Aust. Pty Limited and BHP Billiton Employee Share Plan Pty Ltd. Mr Kirkby is the beneficial owner.

Mr Kirkby also directly holds 85,000 ESS partly paid ordinary shares in BHP Billiton Limited paid up to A$1.36.

Mr Kirkby's spouse also holds 2,066 ordinary shares in BHP Billiton Limited.

Part 2 - Change of interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest (including the identity of a Connected Person if applicable)	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-
No. and class of securities to which interest related after the change	-

Part 3 - Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Part 3 - Change of interests in options or other rights granted by the entities (cont'd)
Total number of securities over which options or other rights held at the date of this notice

        110,391         Vested Performance Shares to
                             110,391 ordinary shares of BHP
                             Billiton Limited

          58,031         maximum number of Group
                             Incentive Scheme Performance
                             Shares

          58,031         Vested Deferred Shares to
                             58,031 ordinary shares of BHP
                             Billiton Limited

          57,450         maximum number of Group
                             Incentive Scheme Deferred
                             Shares

         225,000        maximum number of
                             Performance Shares under the
                             Long Term Incentive Plan

         ----------

         508,903        Total

Any additional information

This notification is in respect of the exercise of 18,736 Medium Term Incentive Performance Rights over 20,085 ordinary shares of BHP Billiton Limited under the Performance Share Plan (see Part 1). Also, 2,342 Medium Term Incentive Performance Rights over 2,512 ordinary shares of BHP Billiton Limited lapsed after the end of the performance period on 30 September 2005.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr S A Butcher - BHP Billiton Limited Ms E A Hobley - BHP Billiton Plc - BHP Billiton Plc
Contact details	Mr S A Butcher Tel: +61 3 9609 3323 Fax: +61 3 9609 4372 Ms E A Hobley Tel: +44 20 7802 4054 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 21 October 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary